EXHIBIT 99.1

Cellectis Provides Business Update and Reports Financial Results for Second Quarter and First Six Months 2021

· Preliminary translational data validate UCARTCS1 as a promising potential therapy for relapsed or refractory multiple myeloma patients.

· Preclinical pipeline disclosed at Innovation Days : UCART20x22 for B-cell malignancies, UCARTMESO
(targeting mesothelin), and TALGlobin01 (Sickle Cell Disease)

· First mRNA batches and UCART training runs successfully completed in our proprietary GMP facilities

· Cash position1 of $257 million as of June 30, 2021. Cash runway into 2023

NEW YORK, Aug. 05, 2021 (GLOBE NEWSWIRE) -- Cellectis S.A. (NASDAQ: CLLS – EURONEXT GROWTH: ALCLS) (the “Company”), a gene-editing platform company with clinical-stage immuno-oncology programs using allogeneic chimeric antigen receptor (CAR) T-cells and gene therapy programs for genetic diseases, today announced results for the three-month and first six-month periods ending June 30, 2021.

Cellectis will hold a conference call for investors on Friday, August 6, 2021, at 8:00 AM ET / 2:00 PM CET. The call will include the Company’s second quarter results, and an update on business activities.

The live dial-in information for the conference call is:

US & Canada only: +1 877-407-3104

International: +1 201-493-6792

In addition, a replay of the call will be available until August 20th, by calling +1 877-660-6853 (Toll Free US & Canada); +1 201-612-7415 (Toll Free International).

Conference ID: 13721394

“To date, more than 120 patients have been treated with allogeneic CAR-T cells utilizing technology developed by Cellectis, both in Cellectis-sponsored clinical studies and those of our license partners Allogene and Servier. We continue to advance all of our UCART programs and, with the announcement of exciting new preclinical programs, we are now targeting solid tumors. These updates clearly show our potential and ability to advance the field of allogeneic CAR-T cell therapy. Furthermore, we announced .HEAL, our novel gene therapy platform to address genetic diseases. Over the coming months, we also plan to expand our internal manufacturing capabilities to strengthen our manufacturing autonomy. We will present clinical and translational data at forthcoming scientific conferences as our clinical stage programs continue to advance. Finally, we are assessing different strategies in the Company deployment of the current structure and finance.” said Dr. André Choulika, CEO of Cellectis.

______________________________
1 Cash position includes cash, cash equivalent, current financial assets and restricted cash

Allogeneic CAR T-Cell Development Programs

Sponsored Phase 1 Studies

Cellectis continues to make progress, enrolling patients throughout its three sponsored Phase 1 dose escalation trials:

  UCART22 is an allogeneic CAR T-cell product candidate for patients with relapsed or refractory B cell acute lymphoblastic leukemia (r/r B-ALL)
  UCART123 is an allogeneic CAR T-cell product candidate for patients with relapsed or refractory acute myeloid leukemia (r/r AML)
  UCARTCS1 is an allogeneic CAR T-cell product candidate for patients with relapsed or refractory multiple myeloma (r/r MM)
    Cellectis presented preliminary translational data from the first group of patients enrolled in the MELANI-01 trial of UCARTCS1 at the virtual American Society of Gene and Cell Therapy (ASGCT) 24th annual meeting.
    Early preliminary data validates CS1 as a target for allogeneic CAR-T cells in r/r MM. UCARTCS1 expansion and persistence was observed and correlated with changes in relevant serum cytokines and anti-myeloma activity.
    The MELANI-01 trial is currently enrolling patients at dose level -1, the first of three planned dose levels.

Wholly-controlled UCART Preclinical Programs

Cellectis hosted a virtual event called Cellectis Innovation Days, that took place May 24-28, 2021. The event provided an inside look at the Company’s current and new product candidate pipeline, manufacturing capabilities, and proprietary technologies, including four new UCART preclinical programs targeting B-cell lymphomas and solid tumors. These wholly-owned immune-oncology programs include:

  UCART20x22, which is in development as the first allogeneic dual CAR T-cell product candidate for B-cell malignancies;
  UCARTMESO, which is an allogeneic CAR T-cell product candidate for mesothelin expressing solid tumors ;
  UCARTMUC1, which is an allogeneic CAR T-cell product candidate for mucin-1 expressing epithelial cancers;
  UCARTFAP, which is an allogeneic CAR-T product candidate targeting cancer associated fibroblasts (CAFs) in the tumor microenvironment.

Cellectis continues to build its UCART pipeline and advance product candidates with industry leading partners. Cellectis anticipates the filing of two investigational new drug (IND) applications for UCART20x22 and UCARTMESO in 2022.

Gene Therapy Programs

.HEAL is a new gene therapy platform for genetic diseases developed by Cellectis. The platform leverages the power of TALEN® gene editing technology to perform genome surgery resulting in highly efficient and precise gene inactivation, insertion, and correction in hematopoietic stem cells (HSCs). Cellectis has announced programs in sickle cell disease, lysosomal storage disorders and primary immunodeficiencies. More information is available in replays of Cellectis’ Innovation Days, available here.

Sickle Cell Disease (SCD)

.HEAL’s lead product candidate is TALGlobin01, an autologous ex vivo TALEN®-edited CD34+ HSC therapy for the treatment of SCD. TALGlobin01 is developed using both TALEN® technology to induce a double strand DNA break in the SCD-causing hemoglobin subunit beta (HBB) gene and adeno-associated virus (AAV) particles containing a DNA repair template designed to correct the faulty HBB gene via endogenous homology directed repair. Cellectis plans to file an IND for TALGlobin01 in 2022.

Lysosomal storage disorders (LSDs)

. LSDs are rare disorders in which enzymes that contribute to normal breakdown of lipids (fats) or carbohydrates (sugars) inside cells lose function or are lacking due to genetic mutatations. The accumulation, or storage, of cell byproducts leads to cell toxicity and organ damage. There are more than 50 LSDs which have a variety of symptoms including impaired organ function or neurological complications. Cellectis has developed an artificial exon strategy (ArtEx) to introduce a corrected gene copy coding for an LSD enzyme into the genome of myeloid cells without affecting endogenous gene expression. This approach would avoid the potential collateral effect of knocking out the endogenous gene without a correct replacement.

This editing strategy opens new avenues for the treatment of LSDs, as it would allow to address the systemic lack of lysosomal enzyme activity, including in the brain, and could be used to produce virtually any defective LSD enzyme. It represents a new platform, in which a single and well characterized TALEN® could be used to treat different LSDs.

Primary Immunodeficiencies

In collaboration with Professor Toni Cathomen, scientific director at the Center for Chronic Immunodeficiency, Medical Center - University of Freiburg, Germany, Cellectis is developing two gene edited HSC product candidates to address primary immunodeficiencies:

RAG1 Severe Combined Immunodeficiency (SCID)

  Newborns with RAG1 SCID have extremely low levels of B and T cells and a severe risk of recurrent, life-threatening infections. RAG1 is an essential enzyme specifically and temporarily expressed in the early development of T and B cells, making traditional gene therapy approaches challenging due to the need for tight and precise spatio-temporal expression control. Using Cellectis’ TALEN® technology and HSCs, Professor Cathomen engineered HSCs with a corrected copy of RAG1 that replaced the existing, mutated copy of RAG1. The precise replacement of the mutated gene enables the corrected RAG1 to be expressed at its natural timing and stage of cell development.

Hyper IgE syndrome

  Hyper IgE syndrome is characterized by high levels of IgE and is often accompanied by eczema, recurrent skin abscesses and lung infections, and a high number of eosinophils in the blood. A mutation in the transcription factor STAT3 has been associated with the most common form of this disease. Cellectis has developed a strategy applicable in HSCs and T-cells, to insert a corrected version of the STAT3 gene into the patient’s genome to restore its functionality.

Licensed Allogeneic CAR T-Cell Development Programs

ALLOGENE/SERVIER: ALLO-501 and ALLO-501A in patients with relapsed/refractory non-Hodgkin lymphoma (r/r NHL)

  Allogene presented updated data from the ongoing Phase 1 ALPHA (ALLO-501) and ALPHA2 (ALLO-501A) trials in relapsed/refractory non-Hodgkin lymphoma (NHL) at their CD19 Forum in May and the Annual Meeting of the American Society of Clinical Oncology (ASCO) in June.
    Data from the ALPHA trial supports the ability of a single administration of ALLO-501 to generate deep and durable responses at a rate that is similar to approved autologous CAR T therapies. Interim Phase 1 ALPHA2 data demonstrated a comparable efficacy and safety profile for ALLO-501A relative to ALLO-501.
    ALLO-501 and ALLO-501A demonstrated a manageable safety profile with no dose limiting toxicities or graft-vs-host disease, limited immune effector cell-associated neurotoxicity syndrome (ICANS) and cytokine release syndrome (CRS) observed.
    Next readout from this program is expected in late 2021.
  Allogene plans to collect additional data from the consolidation arms of the ALPHA and ALPHA2 studies, finalize a dose and schedule of ALLO-501A and lymphodepletion for a pivotal Phase 2 trial, and discuss the Phase 2 trial design with regulatory authorities. Pending regulatory feedback, Allogene plans to move to the Phase 2 Pivotal ALPHA2 trial at the end of 2021.

ALLOGENE: ALLO-715 and ALLO-605 in patients with relapsed/refractory multiple myeloma (r/r MM)

  Allogene’s UNIVERSAL trial, investigating ALLO-715 as a monotherapy and in combination with nirogacestat, SpringWorks Therapeutics’ investigational gamma secretase inhibitor, continues to enroll patients with relapsed/refractory MM. Updated data from the monotherapy arm of the study are anticipated in Q4 2021. In April, ALLO-715 was granted Regenerative Medicine Advanced Therapy (RMAT) designation by the U.S. Food and Drug Administration (FDA).
  The Phase 1 dose escalation portion of Allogene’s IGNITE trial evaluating ALLO-605, an anti-BCMA TurboCAR T cell therapy, began dosing patients. In June, the FDA granted ALLO-605 Fast Track designation based on the potential of ALLO-605 to address the unmet need for patients who have failed other standard MM therapies.

ALLOGENE: ALLO-316 in patients with advanced or metastatic clear cell renal cell carcinoma

  Allogene’s Phase 1 TRAVERSE trial evaluating ALLO-316, its first CAR T candidate for solid tumors, continues to progress in patients with advanced or metastatic clear cell renal cell carcinoma (ccRCC) with initial data anticipated in 2022.

Allogene’s CD19 AlloCAR T program utilizes Cellectis technologies. ALLO-501 and ALLO-501A are being jointly developed under a collaboration agreement between Servier and Allogene based on an exclusive license granted by Cellectis to Servier. Servier grants to Allogene exclusive rights to ALLO-501 and ALLO-501A in the U.S., while Servier retains exclusive rights for all other countries.

The anti-BCMA and anti-CD70 AlloCAR T programs, which utilize the Cellectis TALEN® technology, are licensed exclusively from Cellectis by Allogene and Allogene holds global development and commercial rights to these AlloCAR T programs. TurboCAR™ is a trademark of Allogene Therapeutics, Inc.

Partnership Updates

Sanofi

  In May 2021, Cellectis entered into a partnership agreement and a supply agreement regarding alemtuzumab, an anti-CD52 monoclonal antibody, to be used as part of the lymphodepleting regimen in certain Cellectis’ sponsored UCART clinical trials.

  As part of the agreement, Sanofi will supply alemtuzumab to support Cellectis’ clinical trials and the parties agreed to enter into discussions to execute a commercial supply of alemtuzumab under pre-agreed financial conditions.

Manufacturing Facility

Paris Manufacturing Facilities

  The site finalized the manufacturing of plasmid starting materials and is now fully operational.
  The site is now focusing on mRNA production for our gene editing tools TALEN®.
  The site remains on track for the manufacturing of viral vectors.

Raleigh GMP Manufacturing Facility

  Two UCART training runs (from starting cells to vialed drug product) were successfully completed.
  Qualification activities for the facility, equipment and systems are nearing completion and on track for start of production mid-2021.

Financial Results

The interim condensed consolidated financial statements of Cellectis, which consolidate the results of Calyxt, Inc. of which Cellectis is a 64.4% stockholder (as of June 30, 2021), have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”).

We present certain financial metrics broken out between our two reportable segments – Therapeutics and Plants – in the appendices of this second quarter 2021 and first half 2021 financial results press release.

Second Quarter and First Half 2021 Financial Results

Cash: As of June 30, 2021, Cellectis, including Calyxt, had $257 million in consolidated cash, cash equivalents, current financial assets and restricted cash of which $238 million are attributable to Cellectis on a stand-alone basis. This compares to $274 million in consolidated cash, cash equivalents, current financial assets and restricted cash as of December 31, 2020, of which $244 million was attributable to Cellectis on a stand-alone basis. This net decrease of $17 million primarily reflects (i) $59 million of net cash flows used in operating, investing and lease financing activities of Cellectis, (ii) $12 million of net cash flows used in operating, capital expenditures and lease financing activities of Calyxt and (iii) $3 million of unfavorable FOREX impact which was partially offset by (iv) $46 million of net equity proceeds raised from sales under the Company’s “At-The-Market” (ATM) program in April 2021 and (v) $11 million of proceeds from stock options exercises at Cellectis. We believe that the consolidated cash, cash equivalents, current financial assets and restricted cash position of Calyxt as of June 30, 2021 will be sufficient to fund its operations into the second half of 2022, while amounts attributable to Cellectis will be sufficient to fund Cellectis operations into early 2023.

Revenues and Other Income: Consolidated revenues and other income were $15 million for the three months ended June 30, 2021, of which $13 million was attributable to Calyxt, compared to $5 million for the three months ended June 30, 2020. Consolidated revenues and other income were $43 million for the six months ended June 30, 2021, compared to $56 million for the six months ended June 30, 2020. 57% of consolidated revenues and other income was attributable to Cellectis in the first half of 2021. This decrease between the six months ended June 30, 2021 and 2020 was mainly attributable to a $28 million upfront payment received in March 2020 and the recognition of $19 million of other previously-received upfront and milestone payments on the five released targets based on the March 2020 amendment of the License, Development and Commercialization Agreement signed with Servier. That was partially offset by (i) the recognition of $15 million in Cytovia stock or an upfront non-cash payment of $15 million if certain conditions are not met by December 31, 2021, (ii) the recognition of a $5 million milestone payment from Allogene related to the Phase 1 clinical study for ALLO-316, in advanced or metastatic clear cell renal cell carcinoma and by (iii) $17 million from higher high oleic soybean revenues at Calyxt

Cost of Revenues: Consolidated cost of revenues were $12 million for the three months ended June 30, 2021 compared to $6 million for the three months ended June 30, 2020. Consolidated cost of revenues was $20 million for the six months ended June 30, 2021 compared to $10 million for the six months ended June 30, 2020. This increase was primarily explained by the cost of products sold during the period by Calyxt.

R&D Expenses: Consolidated R&D expenses were $31 million for the three months ended June 30, 2021 compared to $23 million for the three months ended June 30, 2020. Consolidated R&D expenses were $62 million for the six months ended June 30, 2021 compared to $44 million for the six months ended June 30, 2020. 91% of consolidated R&D expenses was attributable to Cellectis in the first half of 2021. The $19 million increase between the first half of 2021 and 2020 was primarily attributable to (i) higher wages and salaries and social charges on stock option grants of $8 million and to (ii) higher purchases, external and other expenses of $11 million which was partially offset by lower non-cash stock-based compensation expenses of $0.5 million.

SG&A Expenses: Consolidated SG&A expenses were $9 million for the three months ended June 30, 2021 compared to $9 million for the three months ended June 30, 2020. Consolidated SG&A expenses were $18 million for the six months ended June 30, 2021 compared to $21 million for the six months ended June 30, 2020. 59% of consolidated SG&A expenses was attributable to Cellectis in the first half of 2021. The $3 million decrease was attributable to lower non-cash stock-based compensation expenses of $5 million which was partially offset by higher wages and salaries and social charges on stock option grants of $2 million.

Net Income (loss) Attributable to Shareholders of Cellectis: The consolidated net loss attributable to shareholders of Cellectis was $40 million (or $0.88 per share) for the three months ended June 30, 2021, of which $37 million was attributed to Cellectis, compared to $32 million (or $0.76 per share) for the three months ended June 30, 2020, of which $25 million was attributed to Cellectis. The consolidated net loss attributable to Shareholders of Cellectis was $52 million (or $1.17 per share) for the six months ended June 30, 2021, of which $43 million loss was attributed to Cellectis, compared to a loss of $12 million (or $0.29 per share) for the six months ended June 30, 2020, of which $3 million income was attributable to Cellectis. This $40 million increase in net loss between first half 2021 and 2020 was primarily driven by a decrease in revenues and other income of $14 million and by an increase in operating expenses of $25 million.

Adjusted Net Income (Loss) Attributable to Shareholders of Cellectis:
The consolidated adjusted net loss attributable to shareholders of Cellectis was $36 million (or $0.80 per share) for the three months ended June 30, 2021, of which $34 million is attributed to Cellectis, compared to a net loss of $29 million (or $0.68 per share) for the three months ended June 30, 2020, of which $23 million was attributed to Cellectis. The consolidated adjusted net loss attributable to Shareholders of Cellectis was $48 million (or $1.08 per share) for the six months ended June 30, 2021, of which $38 million loss was attributable to Cellectis, compared to a loss of $4 million (or $0.09 loss per share) for the six months ended June 30, 2020, of which $8 million income was attributable to Cellectis. Please see "Note Regarding Use of Non-GAAP Financial Measures" for reconciliation of GAAP net income (loss) attributable to shareholders of Cellectis to adjusted net income (loss) attributable to shareholders of Cellectis.

We currently foresee focusing our cash spending at Cellectis for the Full Year of 2021 in the following areas:

  Supporting the development of our pipeline of product candidates, including the manufacturing and clinical trial expenses of UCART123, UCART22, UCARTCS1 and new product candidates, and
  Operating our state-of-the-art manufacturing capabilities in Paris (France), and Raleigh (North Carolina, U.S.A); and
  Continuing strengthening our manufacturing and clinical departments, including hiring talented personnel.

CELLECTIS S.A.
STATEMENT OF CONSOLIDATED FINANCIAL POSITION
($ in thousands, except per share data)

	As of
	December 31, 2020	June 30, 2021 (unaudited)

ASSETS
Non-current assets
Intangible assets	1,584	1,584
Property, plant, and equipment	71,673	79,478
Right-of-use assets	73,845	74,050
Other non-current financial assets	7,007	22,101
Total non-current assets	154,109	177,214

Current assets
Inventories	1,606	2,468
Trade receivables	5,171	3,878
Subsidies receivables	10,703	5,654
Other current assets	29,643	16,733
Cash and cash equivalent and Current financial assets	268,239	251,619
Total current assets	315,362	280,352
TOTAL ASSETS	469,471	457,565

LIABILITIES
Shareholders’ equity
Share capital	2,785	2,947
Premiums related to the share capital	863,912	920,591
Currency translation adjustment	(4,089)	(9,602)
Retained earnings	(505,961)	(586,284)
Net income (loss)	(81,074)	(51,787)
Total shareholders’ equity - Group Share	275,573	275,864
Non-controlling interests	33,273	26,458
Total shareholders’ equity	308,846	302,323

Non-current liabilities
Non-current financial liabilities	28,836	23,475
Non-current lease debts	75,764	75,763
Non-current provisions	4,010	3,610
Non-current liabilities	0	948
Total non-current liabilities	108,610	103,797

Current liabilities
Current lease debts	6,696	7,691
Trade payables	24,609	28,254
Deferred revenues and deferred income	452	423
Current provisions	1,131	1,397
Other current liabilities	19,127	13,681
Total current liabilities	52,015	51,446
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	469,471	457,565

CELLECTIS S.A.
STATEMENT OF CONSOLIDATED OPERATIONS – Second quarter
(unaudited)
($ in thousands, except per share data)

	For the three-month period ended June 30,
	2020	2021

Revenues and other income
Revenues	2,900	11,176
Other income	1,716	3,439
Total revenues and other income	4,616	14,615
Operating expenses
Cost of revenue	(5,827)	(11,754)
Research and development expenses	(22,862)	(31,147)
Selling, general and administrative expenses	(9,070)	(9,343)
Other operating income (expenses)	111	150
Total operating expenses	(37,647)	(52,096)

Operating income (loss)	(33,031)	(37,481)

Financial gain (loss)	(2,821)	(4,129)

Net income (loss)	(35,852)	(41,610)
Attributable to shareholders of Cellectis	(32,263)	(39,919)
Attributable to non-controlling interests	(3,589)	(1,691)

Basic net income (loss) attributable to shareholders of Cellectis per share ($/share)	(0.76)	(0.88)

Diluted net income (loss) attributable to shareholders of Cellectis per share ($/share)	(0.76)	(0.88)

CELLECTIS S.A.
STATEMENT OF CONSOLIDATED OPERATIONS – First six months
(unaudited)
($ in thousands, except per share data)

	For the six-month period ended June 30,
	2020	2021

Revenues and other income
Revenues	52,993	36,777
Other income	3,494	5,804
Total revenues and other income	56,487	42,581
Operating expenses
Cost of revenue	(10,428)	(19,899)
Research and development expenses	(43,587)	(62,338)
Selling, general and administrative expenses	(21,213)	(18,219)
Other operating income (expenses)	86	488
Total operating expenses	(75,142)	(99,968)

Operating income (loss)	(18,655)	(57,387)

Financial gain (loss)	(635)	431

Net income (loss)	(19,290)	(56,956)
Attributable to shareholders of Cellectis	(12,221)	(51,787)
Attributable to non-controlling interests	(7,069)	(5,169)
Basic net income (loss) attributable to shareholders of Cellectis per share ($/share)	(0.29)	(1.17)

Diluted net income (loss) attributable to shareholders of Cellectis per share ($/share)	(0.29)	(1.17)

CELLECTIS S.A.

DETAILS OF KEY PERFORMANCE INDICATORS BY REPORTABLE SEGMENTS – Second Quarter
(unaudited) - ($ in thousands)

	For the three-month period ended June 30, 2020			For the three-month period ended June 30, 2021
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments

External revenues	2,293	607	2,900	11,728	(552)	11,176
External other income	-	1,716	1,716	1,528	1,911	3,439
External revenues and other income	2,293	2,323	4,616	13,256	1,359	14,615
Cost of revenue	(5,339)	(487)	(5,827)	(11,337)	(418)	(11,754)
Research and development expenses	(2,754)	(20,107)	(22,862)	(2,810)	(28,336)	(31,147)
Selling, general and administrative expenses	(5,311)	(3,759)	(9,070)	(3,410)	(5,933)	(9,343)
Other operating income and expenses	(24)	135	111	31	118	150
Total operating expenses	(13,429)	(24,218)	(37,647)	(17,526)	(34,569)	(52,096)
Operating income (loss) before tax	(11,136)	(21,895)	(33,031)	(4,270)	(33,210)	(37,481)
Financial gain (loss)	185	(3,006)	(2,821)	(294)	(3,836)	(4,129)
Net income (loss)	(10,951)	(24,901)	(35,852)	(4,564)	(37,046)	(41,610)
Non controlling interests	3,589	-	3,589	1,691	-	1,691
Net income (loss) attributable to shareholders of Cellectis	(7,362)	(24,901)	(32,263)	(2,873)	(37,046)	(39,919)
R&D non-cash stock-based expense attributable to shareholder of Cellectis	(21)	1,749	1,728	271	2,398	2,669
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	1,132	580	1,712	373	593	966
Adjustment of share-based compensation attributable to shareholders of Cellectis	1,112	2,329	3,441	644	2,991	3,635
Adjusted net income (loss) attributable to shareholders of Cellectis	(6,250)	(22,572)	(28,823)	(2,229)	(34,055)	(36,285)
Depreciation and amortization	(490)	(1,657)	(2,147)	(614)	(2,768)	(3,382)
Additions to tangible and intangible assets	207	16,003	16,210	39	4,688	4,727

CELLECTIS S.A.
DETAILS OF KEY PERFORMANCE INDICATORS BY REPORTABLE SEGMENTS – First six-months
(unaudited) - ($ in thousands)

	For the six-month period ended June 30, 2020			For the six-month period ended June 30, 2021
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments

External revenues	4,670	48,323	52,993	16,716	20,061	36,777
External other income	-	3,494	3,494	1,528	4,276	5,804
External revenues and other income	4,670	51,817	56,487	18,244	24,337	42,581
Cost of revenue	(9,219)	(1,207)	(10,428)	(18,706)	(1,194)	(19,899)
Research and development expenses	(5,388)	(38,199)	(43,587)	(5,836)	(56,503)	(62,338)
Selling, general and administrative expenses	(11,774)	(9,439)	(21,213)	(7,528)	(10,691)	(18,219)
Other operating income and expenses	(44)	131	86	7	482	489
Total operating expenses	(26,426)	(48,715)	(75,142)	(32,063)	(67,905)	(99,968)
Operating income (loss) before tax	(21,756)	3,102	(18,655)	(13,818)	(43,569)	(57,387)
Net financial gain (loss)	(148)	(487)	(635)	(584)	1,015	431
Net income (loss)	(21,904)	2,615	(19,290)	(14,402)	(42,554)	(56,956)
Non controlling interests	7,069	-	7,069	5,169	-	5,169
Net income (loss) attributable to shareholders of Cellectis	(14,835)	2,615	(12,221)	(9,233)	(42,554)	(51,787)
R&D non-cash stock-based expense attributable to shareholder of Cellectis	573	4,177	4,750	532	3,703	4,235
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	1,879	1,667	3,546	(918)	916	(2)
Adjustment of share-based compensation attributable to shareholders of Cellectis	2,452	5,844	8,296	(385)	4,619	4,233
Adjusted net income (loss) attributable to shareholders of Cellectis	(12,383)	8,459	(3,924)	(9,619)	(37,935)	(47,554)
Depreciation and amortization	(980)	(3,212)	(4,192)	(1,218)	(5,954)	(7,173)
Additions to tangible and intangible assets	355	29,832	30,187	308	11,020	11,327

Note Regarding Use of Non-GAAP Financial Measures

Cellectis S.A. presents adjusted net income (loss) attributable to shareholders of Cellectis in this press release. Adjusted net income (loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. We have included in this press release a reconciliation of this figure to net income (loss) attributable to shareholders of Cellectis, which is the most directly comparable financial measure calculated in accordance with IFRS. Because adjusted net income (loss) attributable to shareholders of Cellectis excludes Non-cash stock-based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure. In particular, we believe that the elimination of Non-cash stock-based expenses from Net income (loss) attributable to shareholders of Cellectis can provide a useful measure for period-to-period comparisons of our core businesses. Our use of adjusted net income (loss) attributable to shareholders of Cellectis has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) other companies, including companies in our industry which use similar stock-based compensation, may address the impact of Non-cash stock- based compensation expense differently; and (b) other companies may report adjusted net income (loss) attributable to shareholders or similarly titled measures but calculate them differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider adjusted net income (loss) attributable to shareholders of Cellectis alongside our IFRS financial results, including Net income (loss) attributable to shareholders of Cellectis.

RECONCILIATION OF IFRS TO NON-IFRS NET INCOME – Second quarter
(unaudited)
($ in thousands, except per share data)

	For the three-month period ended June 30,
	2020	2021

Net income (loss) attributable to shareholders of Cellectis	(32,263)	(39,919)
Adjustment: Non-cash stock-based compensation expense attributable to shareholders of Cellectis	3,441	3,635
Adjusted net income (loss) attributable to shareholders of Cellectis	(28,823)	(36,284)

Basic Adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	(0.68)	(0.80)

Weighted average number of outstanding shares, basic (units) (1)	42,472,490	45,461,310

Diluted Adjusted net income (loss) attributable to shareholders of Cellectis ($/share) (1)	(0.68)	(0.80)

Weighted average number of outstanding shares, diluted (units) (1)	42,512,372	45,461,310

(1)   When we have adjusted net loss, in accordance with IFRS, we use the Weighted average number of outstanding shares, basic to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share). When we have adjusted net income, in accordance with IFRS, we use the Weighted average number of outstanding shares, diluted to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share)

RECONCILIATION OF IFRS TO NON-IFRS NET INCOME – First six months
(unaudited)
($ in thousands, except per share data)

	For the six-month period ended June 30,
	2020	2021

Net income (loss) attributable to shareholders of Cellectis	(12,221)	(51,787)
Adjustment: Non-cash stock-based compensation expense attributable to shareholders of Cellectis	8,296	4,233
Adjusted net income (loss) attributable to shareholders of Cellectis	(3,924)	(47,554)

Basic Adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	(0.09)	(1.08)

Weighted average number of outstanding shares, basic (units) (1)	42,469,080	44,163,914

Diluted Adjusted net income (loss) attributable to shareholders of Cellectis ($/share) (1)	(0.09)	(1.08)

Weighted average number of outstanding shares, diluted (units) (1)	42,499,826	44,163,914

(1)   When we have adjusted net loss, in accordance with IFRS, we use the Weighted average number of outstanding shares, basic to compute the diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share). When we have adjusted net income, in accordance with IFRS, we use the Weighted average number of outstanding shares, diluted to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share)

About Cellectis

Cellectis is a gene editing company, developing first of its kind therapeutic products. Cellectis utilizes an allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to make therapeutic gene editing in hematopeitic stem cells for various diseases. As a clinical-stage biopharmaceutical company with over 21 years of expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to treat diseases with unmet medical needs.

As part of its commitment to a cure, Cellectis remains dedicated to its goal of providing life-saving UCART product candidates for multiple cancers including r/r AML), r/r B-ALL and r/r MM. .HEAL is a new platform focusing on hematopeitic stem cells to treat blood disorders, immunodeficiencies and lysosomal storage diseases.

Cellectis headquarters are in Paris, France, with locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). For more information, visit www.cellectis.com.
Follow Cellectis on social media: @cellectis, LinkedIn and YouTube.
TALEN® is a registered trademark owned by Cellectis.

For further information, please contact:

Media contacts:
Margaret Gandolfo, Senior Manager Communications, 646-628-0300, Margaret.gandolfo@cellectis.com
Sheryl Seapy, Real Chemistry, 213-262-9390, sseapy@realchemistry.com

IR contact:
Eric Dutang, Chief Financial Officer, 646-630-1748, eric.dutang@cellectis.com

Disclaimer
This presentation contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as at this time,” “anticipate,” “believe,” “could,” “expect,” “on track,” “plan,” “designed to,” “foresee,” “look forward,” “will,” “would” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management, include statements about our research and development projects and priorities, our pre-clinical project development efforts, the timing and progress of clinical trials (including with respect to patient enrollment and follow-up), the timing of our presentation of clinical data, the adequacy of our supply of clinical vials, the timing of completion of construction of our Raleigh, North Carolina manufacturing facility, operational capabilities at our manufacturing facilities, the sufficiency of cash to fund our operations. These forward-looking statements are made in light of information currently available to us and are subject to numerous risks and uncertainties, including with respect to the numerous risks associated with biopharmaceutical product candidate development as well as the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to the evolving situation. With respect to our cash runway, our operating plans, including product development plans, may change as a result of various factors, including factors currently unknown to us. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2020 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

Attachment

  20210805_CLLS Q2 Earnings 2021_FINAL_ (https://ml.globenewswire.com/Resource/Download/1434abad-6bbb-47de-b83b-39039929987a)